MORGAN STANLEY DEAN WITTER MUNICIPAL INCOME TRUST
SPECIAL MEETING OF SHAREHOLDERS
JANUARY 23, 2001



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On January 23, 2001, a Special Meeting of the Shareholders
of Morgan Stanley Dean
Witter Municipal Income Trust ("MIT ") was held to consider and vote upon an Agreement and
Plan of Reorganization, dated August 24, 2000 (the Reorganization Agreement") between MIT and Morgan Stanley Dean Witter Tax-Exempt Securities Trust ("Tax-Exempt"), pursuant to which
substantially all of the assets of MIT   would be combined with
those of Tax-Exempt with a value
equal to the net asset value of their holdings in MIT
(the "Reorganization").

The vote on the Reorganization proposal was as follows:



For: 	12,016,186	Against:  394,961	Abstain:  707,017